TERYL RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS AT NOVEMBER 30, 2004

UNAUDITED - PREPARED BY MANAGEMENT

TERYL RESOURCES CORP.

CONSOLIDATED BALANCE SHEET

AS AT NOVEMBER 30, 2004

ASSETS
	Nov. 30,	Nov. 30,	May 31,
	2004	2003	2004
	Unaudited	Unaudited	Audited
Current Assets:	$	$	$
Cash	117,102	188,998	370,558
Receivables, prepaids and deposits	21,986	266,219	40,655
Advances to related parties (Note 3)	30,130	14,951	16,559
	169,218	470,168	427,772
Investments (Note 4)	4,026	4,026	4,026
Equipment (Note 5)	26,722	7,345	13,470
Mineral Property Interests (Note 7)	219,397	196,795	196,795
Deferred Expenditures:
Exploration and development (Note 7)	2,675,249	2,148,508	2,502,058
	3,094,612	2,826,842	3,144,121

LIABILITIES AND CAPITAL LESS DEFICIT
Current Liabilities:
Accounts payable and accrued liabilities	142,379	169,081	48,773
Income taxes payable	686	712	747
Advances from related parties (Note 9)	17,140	510,604	208,221
Debenture payable (Note 10)	150,000	150,000	150,000
	310,205	830,397	407,741
Contingencies and Commitments (Note 11)
Share Capital: (Note 12)	9,350,972	7,880,887	9,018,122
Subscriptions Received (Note 15)	69,972	85,572	69,972
Contributed Surplus	169,355	-	169,355
Deficit	(6,805,892)	(5,970,014)	(6,521,069)
	3,094,612	2,826,842	3,144,121

Approved by the Directors:

“John Robertson”                                                            John Robertson

“Jennifer Lorette”                                                             Jennifer Lorette

UNAUDITED - PREPARED BY MANAGEMENT

TERYL RESOURCES CORP.

STATEMENT OF OPERATIONS AND DEFICIT

FOR THE THREE MONTHS AND SIX MONTHS ENDED NOVEMBER 30, 2004

	Three Months Ended		Six Months Ended
	Nov. 30,		Nov. 30,
	2004	2003	2004	2003
	$	$	$	$
Oil and Gas Operations:
Revenue from Oil & Gas Sales	11,243	5,789	13,920	10,270
Deduct: Oil & Gas Operating expenses	8,744	1,488	26,762	2,943
Net Income (Loss) from Oil and Gas	2,499	4,301	(12,842)	7,327
General and Administrative Expenses:
Consulting, publicity and investor relations	77,355	64,379	140,701	140,796
Audit and accounting	19,775	700	19,775	20,200
Management and directors fees(Note 13)	14,894	15,625	36,963	24,875
Secretarial fees and benefits (Note 13)	12,898	3,907	24,413	10,874
Office supplies, courier & telephone	8,617	11,189	18,867	19,574
Auto, travel and entertainment	7,466	15,163	17,044	30,840
Filing fees and electronic data services	3,945	11,104	5,135	14,909
Debenture interest (Note 10)	3,664	3,664	7,368	7,368
Transfer agent fees	3,247	2,994	4,850	4,615
Legal fees	3,115	2,748	3,641	3,480
Office rent and utilities (Note 13)	1,660	650	2,960	2,600
Bank charges and other interest	423	513	1,007	1,297
Foreign exchange loss (gain)	(9,517)	(39,594)	(12,482)	(24,891)
Interest income	(821)	(174)	(2,093)	(177)
Amortization	1,916	414	3,832	927
General and Administrative Expenses	148,637	88,279	271,981	257,287
Net Income (Loss) for the Period	(146,138)	(83,978)	(284,823)	(249,960)
Deficit - Beginning of Period	(6,659,754)	(5,886,036)	(6,521,069)	(5,720,054)
Deficit - End of Period	(6,805,892)	(5,970,014)	(6,805,892)	(5,970,014)

EARNINGS (LOSS) PER SHARE	(0.0044)	(0.0032)	(0.0085)	(0.0097)

Weighted Average Shares Outstanding	33,568,820	25,847,198	33,568,820	25,847,198

UNAUDITED - PREPARED BY MANAGEMENT

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF DEFERRED

EXPLORATION AND DEVELOPMENT EXPENDITURES

FOR THE THREE MONTHS AND SIX MONTHS ENDED NOVEMBER 30, 2004

	Three Months Ended		Six Months Ended
	Nov. 30,		Nov. 30,
	2004	2003	2004	2003
	$	$	$	$
Silverknife Claims: (Joint Venture) (Note 7A)
Work assessment	-	-	-	-
Fish Creek Claims: (Joint Venture) (Note 7B)
Lease payments	507	2,310	5,946	2,310
Assays, maps and insurance	-	-	3,447	-
Geophysical survey and placer sampling	19,822	1,431	22,075	1,901
	20,329	3,741	31,468	4,211
West Ridge Claims: (Note 7E)
Geophysical survey	20,839	104,976	28,893	118,190
Annual rent	-	8,185	-	8,185
Reports and maps	-	-	-	4,121
	20,839	113,161	28,893	130,496
Gil Venture: (Joint Venture) (Note 7F)
Drilling and trenching	104,588	162,860	112,166	162,860
Reports and maps	-	-	664	1,374
	104,588	162,860	112,830	164,234
Exploration & Development for the Period	145,756	279,762	173,191	298,941
Exploration& Development Beginning of Period	2,529,493	1,868,746	2,502,058	1,849,567
	2,675,249	2,148,508	2,675,249	2,148,508
Less: Exploration and development written off:
Re inactive claims	-	-	-	-

Exploration & Development at End of Period	2,675,249	2,148,508	2,675,249	2,148,508

UNAUDITED - PREPARED BY MANAGEMENT

TERYL RESOURCES CORP.

INTERIM STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS AND SIX MONTHS ENDED NOVEMBER 30, 2004

	Three Months Ended		Six Months Ended
	Nov. 30,		Nov. 30,
	2004	2003	2004	2003

Operating Activities:
Receipts from oil and gas revenues	11,243	5,789	13,920	10,270
Payments of oil and gas operating costs	(8,744)	(1,488)	(26,762)	(2,943)
Receipts of interest income	821	174	2,093	177
Receipts from sales taxes	9,825	-	9,825	2,952
Payment of debenture interest	(15,000)	(15,000)	(15,000)	(15,000)
Decrease (increase) in income tax liability	33	47	61	38
Payments to suppliers for goods and services	(29,687)	(485,820)	(152,934)	(720,000)
Cash Flows from Operating Activities	(31,509)	(496,298)	(168,797)	(724,506)

Financing Activities:
Share capital issued for cash (Note 12)	146,250	906,650	332,850	1,408,150
Related parties advances (repayments)	(47,685)	7,985	(204,652)	(140,991)
Cash Flows from Financing Activities	98,565	914,635	128,198	1,267,159

Investing Activities:
Exploration & development costs	(145,746)	(279,762)	(173,191)	(298,941)
Purchase of mineral property interests	(9,319)	-	(22,602)	-
Purchase of auto equipment	-	-	(15,531)	-
Disposal (purchase) of office equipment	-	1,996	(1,533)	(4,333)
Cash Flows from Investing Activities	(155,065)	(277,766)	(212,857)	(303,274)
Increase (Decrease) in Cash	(88,009)	140,571	(253,456)	239,379
Cash (Deficiency) at Beginning of Period	205,111	48,427	370,558	(50,381)
Cash (Deficiency) at End of Period	117,102	188,998	117,102	188,998

UNAUDITED - PREPARED BY MANAGEMENT

TERYL RESOURCES CORP.

INTERIM STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS AND SIX MONTHS ENDED NOVEMBER 30, 2004

1.	SIGNIFICANT ACCOUNTING POLICIES:
	[a]	Nature of Operations and Going Concern:

The Company makes expenditures on acquiring mineral properties and carries out exploration and development work. It also acquires oil and gas property interests and participates in drilling wells. The recoverability of amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the development, the profitability of future production or the ability of the Company to dispose of those assets on a profitable basis. The Company's ongoing operation is dependent upon cash flow from successful operations and equity financing. These financial statements are prepared on the basis that the Company will continue to operate as a going concern.

	[b]	Equipment:

The Company records its equipment at cost and depreciates it on the declining-balance basis at 20% per annum for office equipment and 30% per annum for auto equipment, over the estimated useful life of the equipment.

	[c]	Accounting for Oil and Gas Well Interests:
The Company capitalizes the drilling and equipment costs of its interest in specific wells, which are to be amortized or written off as follows;
( i)	If wells are productive and connected to gathering systems - wells are depreciated on the straight-line basis over their estimated productive life of seven years, from date production begins.
( ii)	If wells are believed to be productive but not connected to gathering systems (shut-in) - wells are deemed to produce for two months a year and depreciated on that basis.
(iii)	If wells are, or are believed to become, non-productive - costs are charged to expense.
[d]	Accounting for Mineral Property Interests:

The Company capitalizes its acquisition costs of mineral properties (including finders fees) and the related exploration and development expenditures by claim groups, or its share of costs on joint ventures, which are to be amortized as follows;

( i)	If property sold outright - costs written off entirely against proceeds.
( ii)	If property sold under option-type agreement - on basis of cash or shares received over total undiscounted amount to be received under agreement, exclusive of royalties or net profit participation.
(iii)	If property brought into production - on basis of units of production over total estimated reserves recoverable.
( iv)	If property retained, but has no proven economic reserves and is not currently being explored or developed by the Company or joint venture partner - costs written down to a nominal value.
( v)	If property abandoned - costs written off entirely.
[e]	Accounting for Administration Expenditures:
The Company expenses its administration expenditures in the current year, except for items directly attributable to mineral properties.

UNAUDITED - PREPARED BY MANAGEMENT	. . . 2

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 2
For the Three Months and Six Months Ended November 30, 2004

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued):
	[f]	Revenue and Property Costs:

These statements reflect only the Company’s share of oil and gas revenue and expenses and acquisition costs and expenditures on mineral property interests, although operations are conducted jointly with several parties.

[ g]	Foreign Exchange Translations:

The Company converts its current assets and liabilities and future payments receivable at current exchange rates, its non-current assets and liabilities at rates in effect on transaction dates, and its income and expenses at average rates of exchange for the period. Gains or losses on the transactions are reflected as administration expense.

[ h]	Investments:

The Company's marketable securities are carried at cost until sold or a deemed disposition has occurred as defined under the Income Tax Act. The cost of shares sold is determined by the average cost method when less than all the shares held in one company are sold.

[ i]	Financial Instruments:

The carrying value of financial instruments not otherwise disclosed separately in the financial statements, approximate their fair values. Those financial instruments include cash, accounts and advances receivable, bank overdraft, accounts payable and amounts due to related parties, and their fair values approximate their carrying values, since they are short term in nature and are receivable or payable on demand.

[ j]	Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

[ k]	Income Taxes:

The Company uses the liability method of accounting for future income taxes whereby future income taxes assets and liabilities are computed based on the differences between the carrying amount of assets and liabilities on the balance sheet, and their corresponding tax values using the currently enacted or substantially enacted, income tax rates expected to apply when these differences reverse. Future income tax assets also result from unused loss carry forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted , if necessary, by the use of a valuation allowance which is recorded against any future income tax asset if it is more likely that not that the asset will not be realized.

[ l]	Earnings Per Share:

Basic and diluted loss per share amounts are computed using the weighted average number of common shares outstanding during the year. The Company calculates earning per share using a new standard, the treasury stock method. Under the treasury stock method, only instruments with exercise amounts less than the market prices impact the diluted calculations. In computing diluted loss per share, no shares are added to the weighted average number of common shares outstanding during the period or year ended for the dilutive effect of employee stock options and warrants, as this would be anti-dilutive. No adjustments are required to the reported loss from operations in computing diluted per share amounts.

UNAUDITED - PREPARED BY MANAGEMENT	. . . 3

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 3
For the Three Months and Six Months Ended November 30, 2004

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued):
[ m]	Stock Based Compensation:

On June 1, 2003, the Company adopted the amended CICA Handbook Section 3870 “Stock Based Compensation and Other Stock Based Payments”. This change in accounting policy as been applied prospectively without restatement.

Under this amended standard, the Company must account for compensation expensed based on the fair value of the rights granted under its stock based compensation plan. Under this method, compensation costs attributable to the share options granted to employees or directors is measured at fair market value at the grant date, and expensed over the expected exercise time frame with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. Previously, the Company accounted for its stock based compensation using the intrinsic value method. No compensation costs were recorded in the financial statements for stock options granted as the options had no intrinsic value at the date of grant. Consideration paid by employees on the exercise of stock options and purchase of stock was credited to share capital.

2.	BASIS OF PRESENTATION:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Argon Investment Corporation (inactive) and Teryl, Inc. Teryl, Inc. was incorporated on November 17, 1988, in the State of Delaware and registered to do business in the USA, to hold and operate the Alaska mineral property interests and Texas oil and gas well interests. Teryl Resources Corp. owns 6,500,100 shares of Teryl, Inc., which is 100% of the issued shares at November 30, 2004. See Note 15 re Teryl, Inc. subscriptions received.

3.	ADVANCES TO RELATED COMPANIES consist of the following:

	2004	2003
Information Highway.com Inc.	818	818
Linux Gold Corp. (See Note 4)	8,371	1,704
Reg Technologies Inc.	3,900	588
REGI US, Inc.	17,040	11,840
International Diamond Syndicate Ltd. (See Note 4)	1	1
	30,130	14,951

The advances to related companies bear no interest and have no fixed repayment terms.

4.	INVESTMENTS:

International Diamond Syndicate Ltd. (IDS) is a private company having no quoted market, in which Teryl Resources owns 40% of the issued shares. At May 31, 2000, the investment and advances to IDS were written down to $ 1 each as IDS’s property has no proven economic reserves.

Linux Gold Corp. is a public company listed on US Stock Exchanges having a market value of $ 3,279 Cdn. at November 30, 2004 (2003 - $3,017).

UNAUDITED - PREPARED BY MANAGEMENT	. . . 4

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 4
For the Three Months and Six Months Ended November 30, 2004

4.	INVESTMENTS (Continued):

	2004	2003
International Diamond Syndicate Ltd.:
40 shares acquired June 24, 1993	1	1
LinuxWizardry Systems Inc. :
120,000 shares acquired March 4, 1986	30,500	30,500
24,780 shares acquired February 28, 1993	6,195	6,195
(128,900) shares sold in 2000	(32,670)	(32,670)
15,880	4,025	4,025
	4,026	4,026

EQUIPMENT consists of:
	2004	2003
Furniture and fixtures - at cost	48,215	39,265
Less: Accumulated amortization	34,695	31,920
	13,520	7,345
Automotive equipment - at cost	15,531	-
Less: Accumulated amortization	2,329	-
	13,202	-
	26,722	7,345

6.	OIL AND GAS WELL INTERESTS:

The Company owns 6.5% working interest (4.680% net revenue interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% working interest (5.79375% net revenue interest) in each of the C-S #1, Jancik #2 and Herrmann #4 wells, located in Burleson County, Texas. The carried cost of these wells has been completely depleted.

7.	MINERAL PROPERTY INTERESTS consist of the following:

				Acquisition Cost
		Teryl’s		Nov. 30,	Nov. 30,
Claim Group	Region	Interest	Ref.	2004	2003
Silverknife	Liard, BC	26.7%	A	1	1
Fish Creek	Fairbanks, Alaska	0-45%	B	33,538	33,538
Anderson Group	Fairbanks, Alaska	0-95%	C	15,878	6,559
Upper Fox Creek	Fairbanks, Alaska	0-97%	D	13,283	-
West Ridge	Dome Creek, Alaska	100%	E	116,189	116,189
Gil Venture	Dome Creek, Alaska	20%	F	31,127	31,127
Stepovich Lease	Dome Creek, Alaska	10%	G	9,381	9,381
				219,397	196,795

UNAUDITED - PREPARED BY MANAGEMENT	. . . 5

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 5
For the Three Months and Six Months Ended November 30, 2004

7.	MINERAL PROPERTY INTERESTS Continued):
	A.	SILVERKNIFE:

Pursuant to various agreements the Company acquired a 30% working interest in the Silverknife mineral claims, situate in the Liard Mining Division in the Province of British Columbia, subject to a 10% Net Profit Royalty to Rapitan Resources Inc. and a 1% Net Smelter Return to SMR Investments Ltd. The Company has written down their acquisition costs to $ 1 and has written off their exploration and development expenditures entirely, since the claims are not currently being explored and have no proven economic reserves.

	B.	FISH CREEK:

On March 5, 2002, the Company and Linux Gold Corp. entered into an agreement whereby Teryl may earn up to a 50% interest in the Fish Creek mineral claims located in the Fairbanks district of Alaska, USA by expending $ 500,000 US within three years and issuing 200,000 common shares (issued December 16, 2002 for a deemed value of $ 16,000). Linux will have a 5% net royalty interest until Teryl pays $ 2,000,000 US.

	C.	ANDERSON GROUP:

Pursuant to a purchase agreement dated August 18, 2003, the Company agreed to pay Michael D. Roberts $ 15,878 ($ 12,500 US), with an additional $ 135,000 US owing in the next two years, for a 100% interest (subject to a 5% net profit interest) for 70.785 acres located in the Fairbanks Mining district of Alaska, USA, known as Anderson Group 2nd Tier R.L. of Dome Creek.

	D.	UPPER FOX CREEK:

On June 23, 2004, the Company, Jean Turner and Ron Way (Owners) entered into a mineral property lease with Right of First Refusal, for a period of ten years (or longer if still developing or in production), to develop the property known as the Upper Fox Creek mining lease, subject to a 3% Net Smelter Return, for payments of $ 10,000 US per year. The Company may purchase the production royalty for $ 1,000,000 US before production or $ 1,500,000 US after production.

	E.	WEST RIDGE:

Pursuant to various agreements the Company, through its subsidiary Teryl, Inc., earned a 100% interest in the West Ridge (48 claims) mineral properties (approximately 5,200 acres) located in the Dome Creek area of the Fairbanks District of Alaska, USA and has been conducting an exploration program over the past three years.

	F.	GIL VENTURE:

Pursuant to various agreements the Company, through its subsidiary, Teryl, Inc., acquired a 100% interest in 237 claims located in the Gilmore Dome area of Fairbanks District of Alaska. Under a 1991 agreement, Fort Knox Venture earned an 80% participating interest in the property with the Company retaining a 20% participating interest. Fairbanks Gold, has been exploring this property from 2001 to date and expects to announce a production decision in the next few years. This has resulted in the Company being required to pay its 20% share of expenses, which amounted to $ 112,166 ($ 89,874 US) in the November, 2004 period. Further cash calls are expected in 2005.

UNAUDITED - PREPARED BY MANAGEMENT	. . . 6

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 6
For the Three Months and Six Months Ended November 30, 2004

7.	MINERAL PROPERTY INTERESTS (Continued):
	G.	STEPOVICH LEASE:

In 1990, the Company granted an option to Fort Knox Venture to acquire all of their interest in the Stepovich lease, except for a 10% Net Profit Interest. Fort Knox Venture assumed all of the Company's liabilities and obligations under the Stepovich lease pursuant to an assignment dated May 29, 1992.

SUMMARY OF MINING PROPERTIES:
     PROPERTY COSTS:

	Balance -	Changes	Balance	Changes	Balance
	May 31/03	2004	May 31/04	in Period	Nov 30/04
Silverknife	1		1		1
Fish Creek	19,452	14,086	33,538		33,538
Anderson Group		6,559	6,559	9,319	15,878
Upper Fox Creek				13,283	13,283
West Ridge	116,189		116,189		116,189
Gil Venture	31,127		31,127		31,127
Stepovich Lease	9,381	-	9,381	-	9,381
	176,150	20,645	196,795	22,602	219,397

DEFERRED EXPLORATION AND DEVELOPMENT:

Fish Creek	47,595	39,358	86,953	31,468	118,421
West Ridge	269,162	307,866	577,028	28,893	605,921
Gil Venture	1,531,809	305,267	1,837,076	112,830	1,949,906
Stepovich Lease	1,001	-	1,001	-	1,001
	1,849,567	652,491	2,502,058	173,191	2,675,249

8.	INCOME TAXES:

The Company has available losses of $ 1,592,000, which may be offset against future Canadian taxable income. These losses expire as follows:

Year ending May 31, 2005	$48,000
Year ending May 31, 2006	151,000
Year ending May 31, 2007	78,000
Year ending May 31, 2008	227,000
Year ending May 31, 2009	10,000
Year ending May 31, 2010	72,000
Year ending May 31, 2011	381,000
Year ending May 31, 2012	625,000
$1,592,000

UNAUDITED - PREPARED BY MANAGEMENT	. . . 7

Teryl Resources Corp.
Notes to Consolidated Financial Information	Page 7
For the Three Months and Six Months Ended November 30, 2004

8.	INCOME TAXES (Continued):

The Company has provided a full valuation allowance against any future tax asset arising from losses carried forward as it is considered less than likely that any benefit will be realized. The Company has Canadian and foreign exploration and development expenditures of $ 1,245,039 available to reduce future taxable income from mineral properties.

9.	ADVANCES FROM RELATED COMPANIES:

			Balance
	Changes for	Changes for	Nov. 30,
	3 Months	6 Months	2004
540330 B.C. Ltd.	13,894		-
Access Information Systems Inc.	33,075		-
JGR Petroleum Inc.	6,000		-
SMR Investments Ltd.	(91,841)	(87,464)	17,140
	(38,872)	(87,464)	17,140

The advances to and from related companies bear no interest and have no fixed repayment terms.

10.	DEBENTURE PAYABLE:

Pursuant to various agreements the Company agreed to issue a convertible debenture for $ 150,000 to Keltic Bryce Enterprises Inc., subject to regulatory approval. The original agreement dated September 1, 1991 was approved. However, an amendment requested by Keltic Bryce, which resulted in the withdrawal of the original agreement, increasing the number of units and decreasing the share and warrant prices, did not subsequently receive approval and the debenture is not convertible under existing regulatory policy. Interest of $ 5,932 was accrued to November 30, 2004 (2003 - $ 6,195). Teryl paid Keltic Bryce $ 15,000 interest on November 12, 2003 and November 15, 2004. After various disputes Teryl Resources Corp., Teryl, Inc. and Keltic Bryce Enterprises Inc. were negotiating a Settlement Agreement to repay Keltic Bryce the $ 150,000 loan and all accrued interest as full settlement of the Debenture.

11.	CONTINGENCIES AND COMMITMENTS:

See Note 12 below for "Outstanding Commitments to Issue Shares".

UNAUDITED - PREPARED BY MANAGEMENT	. . . 8

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 8
For the Three Months and Six Months Ended November 30, 2004

12.	SHARE CAPITAL:

Authorized Share Capital consists of:

Common Shares - voting No Par Value	100,000,000

Preferred Shares - non-voting $ 1 Par Value	5,000,000

105,000,000

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefor being determined by the Directors, subject to regulatory approval. No Preferred Shares have been issued to the date of these financial statements.

Issued Share Capital - Common - consists of the following:

FOR CASH:		No. of Shares	Price	$	Amount
Total Issued for Cash at May 31, 2003		20,638,024			5,323,236
Shares issued in May 31, 2004 Year:
Stock options exercised	A	247,500	0.15		37,125
Private placement	B	2,000,000	0.25		495,887
Private placement warrants exercised	C	250,000	0.12		30,000
Stock options exercised	D	50,000	0.40		20,000
Private placement	E	3,000,000	0.35		1,026,375
Private placement warrants exercised	F	193,500	0.30		58,050
Private placement	G	2,000,000	0.50		982,750
		7,741,000			2,650,187
Total Issued for Cash at May 31, 2004		28,379,024			7,973,423
Period Ended November 30, 2004:
Private placement warrants exercised	H	622,000	0.30		186,600
Private placement warrants exercised	I	975,000	0.15		146,250
		1,597,000			332,850
Total Issued for Cash at Nov. 30, 2004
		29,976,024			8,306,273
FOR MINERAL PROPERTY INTERESTS:
Total Issued to May 31 & Nov. 30, 2004		2,697,359			620,659
FOR DEBT, EXTENSIONS AND SUBSIDIARY:
Total Issued to May 31, 2003		1,902,705			353,480
Shares issued in May 31, 2004 Year:
Private placement - Debt settlement	J	201,600	0.35		70,560
Total Issued to May 31 & Nov 30, 2004		2,104,305			424,040

TOTAL ISSUED AT NOVEMBER 30, 2004		34,777,688			9,350,972

UNAUDITED - PREPARED BY MANAGEMENT	. . . 9

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 9
For the Three Months and Six Months Ended November 30, 2004

12.	SHARE CAPITAL (Continued):
A.

On June 23, 2003, the president of the Company, exercised a Stock Option for 10,000 shares and on November 28, December 4, 2003 and February 24, 2004 three employees exercised Stock Options for 237,500 shares, at $ 0.15 per share to net the treasury $ 37,125.

B.

On August 26, 2003, the Company issued 2,000,000 units of capital stock pursuant to a Private Placement with 27 placees at a price of $ 0.25 per unit ($ 500,000 less issue costs of $ 4,113) to net the treasury $ 495,887. Each unit consists of one common share and one-half share purchase warrant exercisable in the first year for $ 0.30 and $ 0.40 in the second year, per common share.

	C.	On October 20, 2003, one individual exercised Private placement warrants for a total of 250,000 shares at $ 0.12 per share to net the treasury $ 30,000.
	D.	On November 21, 2003, 50,000 shares at $ 0.40 per share were issued on the exercise of stock options.
E.

On November 24, 2003, the Company issued 3,000,000 units of capital stock pursuant to a Private Placement with 50 placees at a price of $ 0.35 per unit ($ 1,050,000 less issue costs of $ 23,625) to net the treasury $ 1,026,375. Each unit consists of one common share and one-half share purchase warrant exercisable within one year for $ 0.50 per common share.

	F.	In December, 2003 and January, March and April, 2004, private placement warrants totaling 193,500 shares at $ 0.30 per share were exercised.
G.

On April 26, 2004, the Company issued a Private Placement with 27 placees for 2,000,000 units at $ 0.50 per unit to net the treasury $ 982,750 ($ 1,000,000 less issue costs of $ 17,250). Each unit consists of one common share and one share purchase warrant for one additional common share exercisable within eighteen months for a price of $ 0.60 per share.

	H.	During the August 31, 2004 quarter, 10 individuals exercised private placement warrants totaling 622,000 shares at a price of $ 0.30 per share to net the treasury $ 186,600.
	I.	During the November 30, 2004 quarter, 3 individuals exercised private placement warrants totaling 975,000 shares at a price of $ 0.15 per share to net the treasury $ 146,250.
	J.	On March 9, 2004, the Company issued 201,600 common shares at $0.35 per share pursuant to a debt settlement agreement totaling $ 70,560.

During the year ended May 31, 2004, the Company issued stock options to two consultants, for 150,000 common shares at $ 0.40 and 300,000 common shares at $ 0.45 respectively, and to one employee for 50,000 common shares at $ 0.63, exercisable within a five year period. In November, 2003, the Company canceled two employee stock options one for 50,000 common shares at $ 0.40 expiring March 4, 2008 and the other for 25,000 common shares at $ 0.15 expiring April 22, 2007.

During the period ended November 30, 2004, the Company had the following stock option activity:

		Weighted
	Number	Average
	Of	Exercise
	Options	Price
Balance outstanding May 31, 2003:	2,537,500	$0.21
Granted	50,000	0.45
Exercised	(297,500)	0.19
Canceled	(75,000)	0.32

Balance outstanding May 31, & November 30, 2004	2,215,000	$0.26

UNAUDITED - PREPARED BY MANAGEMENT	. . . 10

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 10
For the Three Months and Six Months Ended November 30, 2004

12.	SHARE CAPITAL (Continued):

Outstanding Commitments to Issue Shares:

At November 30, 2004, the following commitments to issue shares were outstanding:

	No. of		Expiry
Type of Commitment	Shares	Price	Date
Private placement Warrants	184,500	0.40	Aug. 26/05
Private placement Warrants	2,000,000	0.60	Oct. 26/05
Consultants Option	350,000	0.40	Feb. 19/06
Directors Option	990,000	0.15	Apr. 22/07
Senior Officers Options	600,000	0.15	Apr. 22/07
Consultants Option	50,000	0.40	Dec. 16/07
Consultants Options	75,000	0.40	Mar. 4/08
Consultants Option	150,000	0.40	Oct. 20/08
Consultant Options	300,000	0.45	Nov. 14/08
Employees Option	50,000	0.63	Mar. 5/09
	4,749,500

The following table summarizes information about the stock options outstanding at Nov. 30, 2004:

		Weighted
	Number	Average	Number
	Of	Remaining	Of
Exercise	Options	Contractual	Options
Price	Outstanding	Life (Years)	Exercisable

$ 0.15	1,590,000	2.39	1,590,000
0.40	275,000	2.25	275,000
0.45	300,000	3.96	300,000
0.63	50,000	4.26	50,000

$ 0.26	2,215,000	2.58	2,215,000

Stock Based Compensation Expense:

The fair value of each option granted is estimated on the grant date using the Black-Scholes option-pricing model assuming no dividend yield and the following weighted average assumption for options granted: expected volatility of 158% (2003 - 500%), weighted average risk free interest rate of 4.56% (2003 - 4.5%) and expected life of 2 years (2003 - 3 to 5 years).

UNAUDITED - PREPARED BY MANAGEMENT	. . . 11

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 11
For the Three Months and Six Months Ended November 30, 2004

13.	RELATED PARTY TRANSACTIONS:

Reg Technologies Inc. is a public company which shares office facilities and staff, several directors and participates in Joint Ventures with the Company. See Note 7A in respect to the mineral property that is operated as a Joint Venture and Note 3 re advances to Reg.

SMR Investments Ltd. is a private company which is controlled by an officer of the Company who has significant influence on the affairs of the companies. Under a management contract with SMR Investments Ltd. the Company agreed to pay up to $ 2,500 per month for management services. The Company paid to SMR management fees totaling $ 7,500 in the period ended November 30, 2004. See Note 7A regarding mineral property transactions and Note 10 re advances from SMR.

The Company holds 15,880 shares of Linux Gold Corp., US a public company controlled by an officer of the Company, as described in Note 4. See Note 3 re Linux advances and Note 7B regarding mineral property transactions with Linux.

Administration consulting fees of $ 17,750 were paid during the November 30, 2004 period to J. Lorette, Vice-President of the company and secretarial fees of $ 18,000 were paid to M. van Oord, a director of the company. Director’s fees of $ 6,000 were paid to J. Robertson, President of the company during the November 30, 2004 period. During the November 30, 2004 period management services fees of $ 5,713 were paid to KLR Petroleum, Inc., a private company controlled by an officer of the Company.

14.	SUBSEQUENT EVENTS:

See the "Outstanding Commitments to Issue Shares" section at the end of Note 12 for information on commitments to issue shares after the balance sheet date.

15.	TERYL, INC. (100% US Subsidiary):

In 1998, Teryl, Inc. offered a private placement for up to 1,000,000 shares at a price of $ 0.15 US and subscriptions of $ 146,044 ($ 96,750 US) were received. Since the offering was not fully subscribed, the Companies negotiated with the subscribers to replace the Teryl, Inc. shares with Teryl Resources Corp. shares. $ 76,073 ($ 51,750 US) worth of Teryl Resources capital stock was issued May 23, 2003 for these subscriptions. A subscriber did not return the agreement regarding $ 69,972 ($ 45,000 US) outstanding.

16.	CHANGE OF NAME:

At the Annual General Meeting held January 22, 2003, the Board was granted approval to apply to have the Company's named changed to Teryl Gold Inc. The name change was accepted by the Province of British Columbia on February 1, 2003. On November 25, 2004, the name change with the Province of British Columbia was returned to Teryl Resources Corp.

UNAUDITED - PREPARED BY MANAGEMENT